

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

October 21, 2016

Stephen Ballas
Senior Vice President, General Counsel and Secretary
Global Eagle Entertainment, Inc.
4553 Glencoe Avenue, Suite 300
Los Angeles, California 90292

> **Re: Global Eagle Entertainment, Inc.**
> **Registration Statement on Form S-3**
> **Filed October 11, 2016**
> **File No. 333-214065**

Dear Mr. Ballas:

This is to advise you that we have not reviewed, and will not review, your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Gregory Dundas, Attorney-Advisor, at (202) 551-3436 with any questions.

Sincerely,

/s/ Robert S. Littlepage, for

Larry Spirgel
Assistant Director
AD Office 11 - Telecommunications

cc: Elliott Smith, Esq,